Exhibit 99.1

BW LPG Limited – Update on BW LPG’s Product Services Q1 2026 Segment Performance

Singapore, 16 April 2026

BW LPG Limited (“BW LPG” or the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code: “BWLP”) today provides an update on its Product Services’ (“BW Product Services”) Q1 2026 segment performance.

For the quarter ended 31 March 2026, BW Product Services achieved a gross profit of approximately USD 127 million. This gross profit comprises of a positive unrealised mark-to-market change of USD 137 million from our open cargo contracts and hedging transactions, offset by a realised trading loss of USD 10 million from our portfolio of cargo, freight and hedging transactions.

After general and administrative expenses and income taxes, BW Product Services reported a net profit of approximately USD 98 million for the quarter.

The average Value-At-Risk (VAR) for the quarter was approximately USD 6 million.

BW LPG will release its Q1 2026 financial report on 2 June 2026.

Says Kristian Sørensen, Chief Executive Officer, “In a period of significant market volatility, I am very pleased with BW Product Services’ portfolio performance and risk management. The first quarter results were strongly influenced by the US/Israel-Iran conflict, as reduced export volumes from the Middle East increased the value of BW Product Services’ US cargoes. Although the realised trading results showed a loss due to hedging activities and portfolio timing effects, we expect the unrealised mark-to-market gains to be gradually realised as physical cargo deliveries take place over the coming quarters.

As previously mentioned, it is important to note that the high accounting profit does not represent an immediate uplift to the Company’s dividend capacity, as it primarily reflects the mark-to-market valuation of unrealised positions.”

For further information, please contact:

Kristian Sørensen

Chief Executive Officer

Samantha Xu

Chief Financial Officer

E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, with a fleet of about 50 Very Large Gas Carriers (VLGCs), including 22 vessels powered by LPG dual-fuel propulsion technology. Building on over five decades of LPG shipping experience, the company is strengthened by an in-house LPG trading division and the commercial expertise to explore investments in value chain assets. Together, these capabilities enable BW LPG to provide trusted and reliable services for sourcing and delivering LPG to customers worldwide. Delivering energy for a better world – more information about BW LPG can be found at www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 400 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, and water treatment.